COVER LETTER

Leonard E. Neilson
A PROFESSIONAL CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com
January 28, 2014

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	GEO JS Tech Group Corp.
Amendment No. 4 to
Form S-1 (Filed November 19, 2013)
SEC File No. 333-190941

Dear Mr. Reynolds:

In response to your letter dated January 16, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of GEO JS Tech Group Corp. (“GEO Tech” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 4 to the Registration Statement on Form S-1 is being filed concurrently with this letter.  The Company has made certain changes in Amendment No. 4 in response to the Staff’s comments as described below.

Risk Factors

Comment 1.
Please include a risk factor describing the risks associated with your mining rights for the
PILLIPAO 1 and PILLIPAO 2 projects, as it appears that legal title has not yet been transferred to
Groupo Santander. We also note your disclosure on page 20 that “because the legal process in
Mexico can be highly unpredictable, there is no assurance that the process can be completed.”

Response to Comment 1:  In response to your comment, we have added a new risk factor at the bottom of page 6 to address the possibility that transfer of legal title to Groupo Santander may not be finalized.

Business
Current Business

Comment 2.
We note your disclosure indicating that your claims are placer claims. Please describe a
Mexican placer claim and clarify the mining rights you have or are able to obtain with a placer claim in Mexico.

Response to Comment 2:  In Comment 1 of your November 27, 2013 letter, you specifically requested that for each of the Company’s properties, we disclose the type of right or claim, such as placer or lode. To the best knowledge of the Company, Mexico does not describe or distinguish “placer” claims specific to the Country. The Company’s mining rights are to a specific area and, of the two choices, either placer or lode, the Company believes a mining claim made on an area rather than a vein (lode claim) by U.S. definition, is the better choice.  Thus, in response to your comment, we have removed the reference to “placer” claims in the line preceding the rights table on page 19.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
January 28, 2014

Comment 3.
We note your revised disclosure in response to prior comment 11 of our letter dated
November 27, 2013 and we reissue the comment. Please revise to discuss the distribution methods of your product in accordance with Item 101(h)(4)(ii) of Regulation S-K. In this regard, we note that 100% of your sales have been to China and your disclosure does not address how you presently move your product.

Response to Comment 3:  We have expanded the first paragraph under the “Business Strategy” heading on page 19 to explain in detail the Company’s distribution method.

Joint Ventures

Comment 4.
We note your response to prior comment 22 indicates that you did not invest any money in the joint ventures Groupo Santander SA DE CV and GEO Iron Resource
DE CV. To enhance an investor’s understanding, please disclose here to state clearly your contribution, investment and ownership in each of the joint ventures.

Response to Comment 4:  We have revised the fourth paragraph under the “Business” section on page 19 to summarize the terms of the joint ventures.  We have also revised and added new disclosure under the “Joint Ventures” heading starting on page 21 to present additional details regarding the terms of each joint venture.

Comment 5.
We note your disclosure here that you have deposited $100,000 for a 50% mining concession right in the Marias property and you have recorded the payment as exploration cost. However, your proposed disclosure included in the response dated
January 14, 2014 indicates that the initial deposit of $ 100,000 has not been paid. Please clarify and revise the disclosures as appropriate.

Response to Comment 5:  The deposit of $100,000 was for a land title concession and not mining concession.  The $100,000 was expensed as an exploration cost because the legal process is highly unpredictable in Mexico as referenced in our response to your Comment 1. However, the Company will reclassify the expense to mining asset once the legal land title concession transfers to GEO Iron Resource.  The Company has restated its financial statement for fiscal year ended March 31, 2013 to reflect the $100,000 land title concession expense as an exploration cost.

GEO Tech Properties

Comment 6.
We note your disclosure regarding exploration work that you have performed on your El
Sara property. Please forward to our engineer, as supplemental information and not as part of your filing, the technical documentation pertaining to your sampling, trenching, drilling, and metallurgical testing, pursuant to paragraph (c)(2) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files. If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response to Comment 6:  We have revised the first paragraph under “GEO Tech Properties” on page 22 to indicate that the Company is considering the investment in and exploration of the El Sara mining project. Because the Company has only begun preliminary analysis of the project, it has not compiled engineering reports or technical documents pertaining to sampling, trenching, drilling and metallurgical testing. There is not adequate material information regarding this preliminary work on the El Sara property to present in documents and, accordingly, we have deleted the “Exploration” subheading and related disclosure on page 24 because it did not depict the extent of the Company’s efforts to date.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
January 28, 2014

Comment 7.
Please revise to clarify the size of your El Sara exploration stage project. In this regard we note your disclosure on page 21 referencing 775 hectares, page 22 referencing 600 hectares, and page 23 referencing a 200 hectare section from the 400 and 200 hectare concessions.

Response to Comment 7:  We have added a new fifth paragraph under the “History” subheading on page 29  to clarify the size of the El Sara exploration stage project.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the three and six months ended September 30, 2013 compared to the three and six months ended September 30, 2012

Comment 8.
We note that during the six months ended September 30, 2013, you recorded $650,000 bad debt expense attributed to an anticipated reduction of accounts receivable due to the quality of iron mineral shipped being below the agreed standard. Please demonstrate to us how it is appropriate to record the reduction in accounts receivable arising from the quality of the commodity sold as operating expense instead of a as reduction to revenue. Please provide the specific reference to the accounting literature that supports your accounting.

Response to Comment 8:  The Company recognizes revenue in accordance with ASC 605 “Revenue Recognition”. According to ASC 605-15, the Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to PRC law, including factors such as when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, sales and value-added tax laws have been complied with, and collectability is probable.

The Company schedules shipments to China based on a sales agreement which specifies the guaranteed specifications on iron material on a basis of 61% Fe and rejection below 60%; or 58% Fe and rejection below 56%. Since the buyer has a right to reject the product, we believed that the rejection policy is close to the return policy where ASC 605-15-05-1 a may be applicable in our situation. Owing to the fact that the Company’s business is international trading, transportation cost accounted for a large portion of the cost, the normal practice is to negotiate a satisfactory settlement instead of returning goods in case of product rejection.

Based on management’s experience, if the iron mineral price is high and the demand of iron mineral is high, the customers would have greater flexibility to tolerate discrepancies of the mineral basis and accept the shipment. On the contrary, if the iron mineral price drops and the demand of iron mineral is reduced, the customers will not tolerate any discrepancies of the mineral basis and reject the mineral.

Iron mineral is a natural resource and therefore is not of the same basis for the entire shipment. The Company cannot control the variety of the basis. Unfortunately, in our last shipment to China, the iron mineral price dropped and demand shrank. The customers had no flexibility in the basis discrepancy. The Company may have two choices, either store up the iron minerals and wait for good time to resell at a higher price later if customer rejected the shipment; or allow a price concession to discharge. Since the Company did not have the financial resources to store the iron minerals, the Company needed to allow for an estimated $650,000 price concession to discharge.

The fluctuation of iron mineral market prices and the mineral basis are not under the control of the Company. The management believes that the gross selling price in the sale agreement is an appropriate amount to be recorded as gross revenue. The price concession may or may not happen and is absolutely not controlled by the Company. Therefore, it will be fair to record the price concession as an expense because the market fluctuation and sample variety on basis may not always happen and are beyond the management estimation. Moreover, this is the first instance and the Company has not had a similar experience before. The management has found that ASC 605-15-25-2, 3 a & 4 can be referenced in our situation. As indicated in the ASC 605-15-25-4  “likewise, other factors may preclude a reasonable estimate” of making a reasonable estimate. No prior concession history, unpredictable price and lower grade iron basis in local sampling test preclude a reasonable estimate. Therefore, the Company believes that this price concession is better recorded as an un-estimated expense instead of predictable estimate cost. Accordingly, we have not changed the reference to the $650,000 bad debt expense.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
January 28, 2014

For the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012

Comment 9.
The revisions to your disclosure in response to prior comment 18 did not fully address the issues noted. Thus, we reissue our comment. You attribute the decrease in revenue from fiscal year 2012 to fiscal year 2013 to the decrease in iron mineral purchase volume in
Mexico and the unfavorable price in iron mineral procurement. To enhance an investor’s understanding of your business provide a narrative discussion of the extent to which changes in net revenues and cost of sales attributable to changes in prices or to changes in the volume. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR
501.04 for further guidance.

Response to Comment 9:  In response to your comment, we have added the second through fifth paragraphs under the “For the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012” subheading on page 34.  The new disclosure discusses in detail the reasons for the Company’s changes in net revenues and cost of sales were attributable to changes in prices or volume.

Relationships and Related Party Transactions

Comment 10.
We note your revised disclosure in response to prior comment 19 and we reissue the comment. Please clarify your references to loans from unrelated parties. Identify these parties if required pursuant to Instruction 1 to Item 404(a) of Regulation S-K or tell us why they are not required to be identified. In addition, for each loan, provide the information required by Item 404(a)(5) of Regulation S-K as it appears from the disclosure in Note 5 to the financial statements on page F-16 that numerous loans from shareholders were not interest free until after January 1, 2012.

Response to Comment 10:  We have revised disclosure and added new information starting with the sixth paragraph under the “Relationships and Related Party Transactions” on page 40 to address the issues in your comment relating to terms of the various loans.  In addition to identifying the related parties as per Instruction 1 to Item 404(a) of Regulation S-K, we have identified the unrelated parties.

GOE JS Tech Group, Inc.
Financial Statements

Statements of Cash Flows for the \Years Ended March 31, 2013 and 2012

Comment 11.
We note your revisions to the statement of cash flows for the fiscal year ended March 31,
2012 in response to prior comment 20 did not fully address the issues. Thus, the comment is reissued. It appears to us that the presentation of non-cash transactions, “Forfeiture of common stock” in the amount of $ 397,500 included in cash flows from financing activities and the corresponding amount included in other current receivables in cash flows from operating activities is not appropriate and should be removed. Please revise your statement of cash flows for the fiscal year ended March 31, 2012 as appropriate.

Response to Comment 11:  We have revised the financial statements for the years ended March 31, 2013 and 2012 and have removed the $397,500 from the cash flows from financing activities in the statements of cash flows. We have also revised the forfeiture of stock in the operating activity by subtracting $397,500 from forfeiture of stock, which offsets the other accounts receivable of $477,500.  We have made additional disclosures regarding this non-cash transaction on pages F-4, F-15 and F-20.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
January 28, 2014

Note 2. Summary of Significant Accounting Policies

Comment 12.
We note the additional disclosure and your response to prior comments 14 and 22 regarding your joint ventures with Groupo Santander SA DE CV and Geo Iron Resource
DE CV. Your response did not fully address our comments; thus, we reissue such comments. Please revise your disclosure to:
a)      Clarify whether GEO JS Tech Group Corp., Groupo Santander SA DE CV and GEO
Iron Resource DE CV are entities under common control.
b)      Disclose how you account for your interests in these joint ventures (i.e. consolidation or equity method), and how it is appropriate.

Response to Comment 12:  We have added two new paragraphs to Note 2(a) to the Financial Statements for the years ended March 31, 2013 and 2012 to address your comment regarding the Company’s joint ventures.

Note 2(j) Revenue Recognition

Comment 13.
We note your response to prior comment 23. Please expand your accounting policy disclosure to provide how you account for the insurance and shipping costs for the delivery of goods to your customers based on each type of the delivery arrangements.

Response to Comment 13:  We have revised the second additional paragraph under Note 2(j) to the March 31, 2013 and 2012 financial statements to provide additional disclosure regarding insurance and shipping costs for the delivery of goods to customers.

Interim Financial Statements for the Six Months Ended September 30, 2013 and 2012

Statements of Cash Flows for the Six Months Ended September 30,, 2013 and 2012

Comment 14.
We note your disclosure here under non-cash activities that you acquired mining assets of
$650,000, machinery and equipment of $300,000 and prepayment relating to legal and professional services of $1,700,000 by issuance of common stock totaling $2,650,000.
Accordingly, it appears to us your presentations of these non-cash transactions in investing, operating and financing activities are not appropriate. In addition amortization of prepayment relating to legal and professional services of $850,000 should be reflected as adjustments to reconcile net loss to net cash (used) provided by operating activities. Please revise as appropriate.

Response to Comment 14:  We have removed all non cash items and adjusted and revised the statements of cash flows for the six months ended September 30, 2013 and 2012 to address those issues raised in your comment.

Notes to Financial Statements for the Periods ended September 30, 2013 and 2012

Note 10. Common Stock

Comment 15.
We note your revised disclosure and response to prior comment 26. Please further expand your footnote disclosure to:

a)           Disclose here as stated in your response the basis for recording the assets acquired from Groupo Santander SA DE CV and Geo Iron Resource DE CV at transferor’s historical cost, specifying your shareholders’ ownership and control in these entities.
b)           Disclose here your basis for determining the fair value of the legal and professional services and the valuation of common stock issued in exchange for legal services under the guidance at FASB ASC 505-50-30-2 and 505-50-30-6.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
January 28, 2014

Response to Comment 15:
a)           To address issues raised in your comment, we have added two paragraphs to Note 2(g) to the financial statements for the six months ended September 30, 2013 and 2012, which reference information previously set forth in Notes 6 and 10.

b)           We have added five new paragraphs at the end of Note 10 to the financial statements for the six months ended September 30, 2013 and 2012 to discuss the determining of fair value of services and valuation of common stock issued for services.

Employees and Contractors

Comment 16.
We note your disclosure that mining concession rights for PILLIPAO 1, PILLIPAO 2 and
Marias have been assigned to the company. Please file these assignment documents as exhibits.

Response to Comment 16:  The applicable agreements have been translated from Spanish to English and are being included as Exhibits 10.4, 10.5 and 10.6.

Please review Amendment No. 4 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Jimmy Yee at jimmy@geotechusgroup.com.

Yours truly,

         /S/      Leonard E. Neilson

Leonard E. Neilson

:ae
Attachments
cc:  Jimmy Yee CFO, GEO JS Tech Group Corp